SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

Under the Securities Exchange Act of 1934

(Amendment No.             )

NET TALK.COM, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

NONE

(CUSIP Number)

John N. Giordano, Esq., 1801 N. Highland Avenue

TAMPA, FLORIDA 33602 (813) 224-9255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

MAY 14, 2009*

(Date of Event Which Requires Filing of This Statement)

*	The filing person has filed this schedule pursuant to Rule 13d-1(a).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. NONE

1.	Names of Reporting Persons. Guillermo Rodriguez
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,100,000
8. Shared Voting Power 0
9. Sole Dispositive Power 1,100,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount of Row (11) 12.61%
14.	Type of Reporting Person IN

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value, of Net Talk.com, Inc., a Florida corporation (“Company”). The address of the principal executive office of the Company is 1100 NW 163 Drive, Miami, Florida 33169, (305) 621-1200.

Item 2.	Identity and Background.

Item 2(a).	Name: Guillermo Rodriguez

Item 2(b).	Business Address:	1100 NW 163 Drive Miami, Florida 33169

Item 2(c).	Occupation:	Chief Financial Officer

Guillermo Rodriguez is employed by Net Talk.com, Inc., a Florida corporation, as its Chief Financial Officer. The address of Net Talk.com, Inc. is 1100 NW 163 Drive, Miami, Florida 33169, (305) 621-1200.

Item 2(d).	Criminal Proceedings:

During the last five years Guillermo Rodriguez has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e).	Civil proceedings:

During the last five years Guillermo Rodriguez has not been a party to a civil proceeding of judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

Item 2(f).	Citizenship: U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration.

OO – Other. Please see Item 4, below, for a description of the acquisition of the securities.

Item 4.	Purpose of Transaction.

To motivate key employees of the Company by providing them with an ownership interest in the Company, on September 10, 2008, the Board of Directors approved and authorized the issuance of 1,100,000 shares of its restricted common stock to Guillermo Rodriguez, its Chief Financial Officer. This stock grant was conditioned upon the execution and delivery by Mr. Rodriguez of a Confidentiality and Non-Competition Agreement and was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended and/or Regulation D promulgated under the Securities Act of 1933.

Guillermo Rodriguez has no plans which relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries, any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, any material change in the present capitalization or dividend policy of the issuer, any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person, causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Net Talk.com, Inc.

(a) Guillermo Rodriguez beneficially owns 1,100,000 common shares, representing 12.61% of the class.

(b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the common stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page.

(c) No transactions in the Company’s common stock were effected by Guillermo Rodriguez during the past 60 days. Mr. Rodriguez acquired his shares in Net Talk.com, Inc. on September 10, 2008.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Net Talk.com, Inc. owned by Guillermo Rodriguez.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Net Talk.com, Inc.

Guillermo Rodriguez has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7	Material to be Filed as Exhibits.

Not applicable.

[signatures follow on next page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 2, 2009	/s/ Guillermo Rodriguez
Guillermo Rodriguez